Via Facsimile and U.S. Mail
Mail Stop 4720

July 24, 2009

Mr. Joseph E. (Jeff) Consolino
Chief Financial Officer and Executive Vice President
Validus Holdings, Ltd.
19 Par-La-Ville Road
Hamilton, Bermuda HM 11

Re: **Validus Holdings, Ltd.**
        Form 10-K for the Year Ended December 31, 2008
        Filed on February 27, 2009
        Schedule 14A
        Filed on March 25, 2009
        F**ile No. 001-33606**

Dear Mr. Consolino:

        We have reviewed your July 20, 2009 response to our July 17, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information so we may better understand your disclosure. Where a comment requests you
to revise disclosure, the information you provide should show us what the revised
disclosure will look like and identify the annual or quarterly filing, as applicable, in
which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business, page 1

1. We note your response to our prior comment 1. Please supplementally clarify
    what arrangements the company has in place with each of the named brokers,
    whether written or oral, and explain your statement that "brokerage terms vary
    from policy to policy." For example, please explain whether you have long-
    standing agreements with brokers or if you negotiate terms on a transaction by
    transaction basis. Also, please provide your substantive analysis in determining
    that the agreements currently in place with such parties are not material within the
    meaning of Item 601(b)(10) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Foreign Exchange (Losses) Gains, page 102

2. Refer to your response to comment five. Please revise your disclosures to include much of the information that you provided to us supplementally. Your revised disclosure should clarify why including certain balances using historic rates is appropriate.

16. Income taxes, page F-38

3. Please refer to your response to comment eight. Your adjustments to prior taxes appear to be material to your tax provision; please revise your disclosures to include the information that you provided to us supplementally.

Schedule 14A

Executive Compensation: Compensation Discussion and Analysis

Variable Components of Compensation, page 14

4. We note your response to our prior comment 10, bullet 4, and the following statement: "The Company's chief executive officer presents to the compensation committee a schedule of recommendations for actual bonuses to be paid." Please revise your proposed disclosure to include a description of the considerations and factors upon which the chief executive officer bases these recommendations.

Long-Term Incentive Compensation, page 15

5. We note your statement on page 15 that the compensation committee may make annual equity grants to named executive officers "with an objective of the value of each award being between 50-150% of base salary." We also note your statement on page 17 that "the committee determines which employees, consultants and directors receive awards, the types of awards to be received and the terms and conditions thereof, including the vesting and exercisability provisions of the awards." Please confirm that in future proxy statements in years in which annual equity grants are made you will disclose the annual equity grant made to each of the named executive officers, the value of the award compared to base salary and the considerations taken into account by the committee in making such awards and setting the terms thereof.

* * * *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney at (202) 551-3563 or Jeffrey Riedler, Assistant Director at (202) 551-3715 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant